

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2010

David Seaton
Acting Chief Executive Officer and
Chief Financial Officer
Novogen Limited
140 Wicks Road
North Ryde, New South Wales 2113
Australia

> **Re:** **Novogen Limited**
> **Form 20-F for the Fiscal Year Ended June 30, 2009**
> **Filed December 15, 2009**
> **File Number: 000-29962**

Dear Mr. Seaton:

  We have completed our review of your filing and do not have any further comments at this time.

        Sincerely,

        Joel Parker
        Accounting Branch Chief